50 ## AB

SECURITIES 03014913 ION

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: October 31, 2001 |
| Estimated average burden hours per response . . . 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-16791 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

SEC MAIL PROCESSING SECTION MAR 24 2003 WASH. D.C. 165

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**American Express Financial Advisors, Inc.**

| OFFICIAL USE ONLY |
|---|
| 006363 |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

802 AXP Financial Center
(No. and Street)

| Minneapolis | MN | 55474 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**James D. Nygren** **(612) 671-2861**
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

| 1400 Pillsbury Center | Minneapolis | MN | 55402 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 03 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, David K. Stewart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of American Express Financial Advisors, Inc.., as of December 31, , 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______________________________

______________________________

______________________________

RENEE A. BOBICK
Notary Public
Minnesota
My Commission Expires January 31, 2005

Notary Public

Signature

Vice President - Controller
Title

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Operations.
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Independent auditor's report on internal accounting control.
(p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
X (q) Reconciliation of Assets, Liabilities and Stockholder's Equity to the Regulatory Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# American Express Financial Advisors Inc.

## Consolidated Statements of Financial Condition

December 31,
(In thousands, except share amount)

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| **Assets** | | | |
| Cash and cash equivalents | $280,662 | $311,117 | $311,170 |
| Cash segregated under federal and other regulations | 67,863 | 79,829 | 132,166 |
| Investment securities available-for-sale | 16,029 | 20,596 | 39,137 |
| Receivables: | | | |
| Brokerage and other fees – affiliates | 3,874 | 1,376 | 23,708 |
| Financial advisors and employees (net of allowance for doubtful accounts of $890 in 2002, $833 in 2001 and $1,028 in 2000) | 1,979 | 2,476 | 3,370 |
| Underwriting fees, distribution fees and other | 21,757 | 21,189 | 12,178 |
| Deferred acquisition costs | 440,645 | 512,496 | 523,139 |
| Secured demand note receivable from Parent | 40,000 | 40,000 | 40,000 |
| Land, building, equipment and software, less accumulated depreciation and amortization of $146,165 in 2002, $140,556 in 2001 and $117,067 in 2000 | 88,249 | 106,991 | 122,467 |
| Other assets | 8,692 | 7,524 | 13,338 |
| Total assets | $969,750 | $1,103,594 | $1,220,673 |
| **Liabilities and Stockholder's Equity** | | | |
| Liabilities: | | | |
| Accounts payable and accrued expenses: | | | |
| Due to affiliates | $134,873 | $177,012 | $238,830 |
| Field force compensation | 49,290 | 54,353 | 104,116 |
| Salaries and employee benefits | 43,146 | 40,001 | 46,942 |
| Unearned commissions | 71,222 | 60,779 | 52,673 |
| Other liabilities | 75,945 | 83,360 | 49,126 |
| Deferred income taxes | 51,076 | 98,693 | 120,621 |
| | 425,552 | 514,198 | 612,308 |
| Liabilities subordinated to the claims of general creditors | 40,000 | 40,000 | 40,000 |
| Stockholder's equity: | | | |
| Common stock $10 par value per share: | | | |
| Authorized, issued and outstanding shares – 10,000 | 100 | 100 | 100 |
| Additional paid-in capital | 218,208 | 215,047 | 208,715 |
| Accumulated other comprehensive income (loss), net of tax | 794 | 555 | (1,924) |
| Retained earnings | 285,096 | 333,694 | 361,474 |
| Total stockholder's equity | 504,198 | 549,396 | 568,365 |
| Total liabilities and stockholder's equity | $969,750 | $1,103,594 | $1,220,673 |

*See accompanying notes.*